July 15, 2011

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re: Kohl's Corporation

Form 10-K for Fiscal Year Ended January 29, 2011

Filed March 19, 2011

Form 10-Q for Fiscal Quarter Ended April 30, 2011

Filed June 1, 2011

File No. 001-11084

Dear Ms. Thompson:

We have received your letter dated June 22, 2011 regarding the above-referenced filings for Kohl's Corporation ("Kohl's"). Our responses to each of your comments are provided below. We have repeated each of your comments in full (in italics) and the response to each comment is noted directly below the quoted comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Results of Operations, page 22

1. Please revise your analysis to provide a more detailed explanation of the underlying reasons for changes in your results of operations. We remind you that the objectives of Management's Discussion and Analysis include providing your investors with the opportunity to view your results of operations and liquidity through the eyes of your management and providing your investors with the context within which financial information should be analyzed. Please refer to Item 303 of Regulation S-X and our Release No. 33-8350 available on our website at http://w\vw.sec.gov/ruleslintmp/3J.8350.htm

Response

The Company will revise future filings to include more detailed explanations of the underlying reasons for changes in the Company's results of operations.

As an example, the Company included the following disclosure in its first quarter 2011 10-Q:

Drivers of the changes in comparable store sales, which are sales from stores (including E-Commerce sales and relocated or remodeled stores) open throughout the full current and prior fiscal year periods, were as follows:

	2011	2010
Selling price per unit	2.9%	1.8%
Units per transaction	(2.7)	0.4
Average transaction vale	0.2	(1.4)
Number of transactions	1.1	8.8
Comparable store sales	1.3%	7.4%

Future filings will include additional disclosure similar to the following:

The increase in selling price per unit reflects sales price increases resulting from higher commodity prices. Units per transaction decreased as our customer purchased fewer items as a result of the higher prices. The increase in number of transactions is primarily driven by growth in our E-Commerce business.

Critical Accounting Policies and Estimates. page 32
  Please revise your discussion of your most critical accounting policies to provide a discussion that supplements, rather than duplicates, the accounting policies contained in the footnotes to your financial statements. Your revised discussion should provide greater insight into the quality and variability of your most critical accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment inherent in their application. For example, your use of the retail inventory method for inventory valuation may include assumptions that involve higher levels of both subjectivity and judgment in application. Please refer to our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/

  33-8350.htm.

  Response

  The Company will revise the discussion of its critical accounting policies and estimates in its future filings. As an example, the Company will expand these disclosures in a manner consistent with the following:

  Retail Inventory Method and Inventory Valuation

  We value our inventory at the lower of cost or market with cost determined on the first-in, first-out ("FIFO") basis using the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of the inventories. Inherent in the retail inventory method are certain management estimates that may affect the ending inventory valuation as well as gross margin.

  The use of RIM will generally result in inventories being valued at the lower of cost or market as markdowns are taken as a reduction of the retail value of inventories. Management estimates the need for an additional markdown reserve based on a review of historical clearance markdowns, current business trends, expected vendor funding and discontinued merchandise categories.

  We also record a reserve for estimated inventory shrink between the last physical inventory count and the balance sheet date. Shrink is the difference between the recorded amount of inventory and the physical inventory. Shrink may occur due to theft, loss, inaccurate records for the receipt of inventory or deterioration of goods, among other things. We generally perform an annual physical inventory count at each of our stores, distribution centers and E-Commerce fulfillment centers. The shrink reserve is based on sales and actual shrink results from previous inventories.

  We did not make any material changes in the methodologies used to value our inventory or to estimate the markdown and shrink reserves during 2010, 2009 or 2008. We believe that we have sufficient current and historical knowledge to record reasonable estimates for our inventory reserves. Though historical reserves have approximated actual markdowns and shrink adjustments, it is possible that future results could differ from current recorded reserves.

  Because we routinely record permanent markdowns for potentially obsolete merchandise, changes in the estimates used to record our markdown reserve would not have had a material impact on our financial statements. A 10 bp change in estimated inventory shrink would also have had an immaterial impact on our financial statements.

  Financial Statements, page F-l

  Note 1. Business and Summary of Accounting Policies, page F-7

  Capitalized Interest, page F-9

  We note your disclosure of the amount of interest that was capitalized. Please tell us where you disclosed the total amount of interest cost incurred. Refer to ASC 835-20-50-l(b).

  Response

  Kohl's discloses interest expense on the face of its income statement and interest capitalized in its footnotes. The Company acknowledges that in periods in which some interest cost is capitalized, ASC 835-20-50-1(b) requires disclosure of the total amount of interest cost incurred during the period and the amount thereof that has been capitalized.

  For fiscal 2010, interest expense (as disclosed on the face of the income statement) was $141 million and capitalized interest (as disclosed in the footnotes) was $6 million. The Company does not believe that disclosing total interest costs incurred of $147 million in its footnotes provides additional meaningful disclosure. The Company will consider the need to include this disclosure in future filings if capitalized interest becomes material.

  Favorable Lease Rights, page F-9
  You disclose that favorable lease rights are generally amortized on a straight-line basis over the remaining base lease term plus certain options with a maximum of 50 years. Please explain to us in reasonable detail what you mean by "certain options" and how this accounting policy complies with GAAP. If you mean that favorable lease rights are amortized over the remaining base lease term plus renewals that are deemed to be reasonably assured as that term is defined in the GAAP literature related to leases, please revise your disclosure to more clearly convey this.

  Response

  In future filings, we will revise our disclosure to indicate that favorable lease rights are amortized on a straight-line basis over the remaining base lease term plus renewals that are deemed to be reasonably assured.

  Long-Lived Assets. page F-9
  We note your disclosure that you have goodwill; however, you do not appear to have provided an appropriate accounting policy for determining goodwill impairment. Please revise or explain why such a policy is not appropriate. In addition, please disclose the balance of goodwill and where it is included in your balance sheet. Please refer to ASC 350-20-35 and ASC 350-20-45-1.

  Response

  As of January 29, 2011, the Company had goodwill of $9 million which was included in "Other Assets" in its balance sheet. As goodwill is immaterial to the Company's financial statements, Kohl's will remove references to goodwill from its future filings. The Company will, however, continue to review goodwill for impairment in accordance with GAAP.

  Cost of Merchandise Sold and Selling, General and Administrative Expenses, page F-11
  We note your disclosure here and in your analysis of results of operations that the net revenues from the Kohl's credit card agreement with JPMorgan Chase are classified within selling, general and administrative expenses. Please tell us and revise your disclosures in future filings to quantify the amount of net revenues from your credit card agreement for each period presented. Additionally, we note from your analysis of results of operations that you handle all customer service functions related to these credit cards. Please explain to us in better detail and revise your disclosure in future filings to clarify what these customer service functions involve, including clarifying whether you service these credit card accounts receivable.

Response

Net revenues from our credit card operations are reported in Selling, General and Administrative (SG&A) expenses and were approximately $181 million in fiscal 2010, $244 million in fiscal 2009 and $233 million in fiscal 2008.

The Company will include disclosure similar to the following in its future annual Results of Operations discussion:

On April 1, 2011, we commenced a seven-year private label credit card program agreement with Capital One, National Association ("Capital One"). Pursuant to this agreement, Capital One offers private label credit cards to new and existing customers of Kohl's. We handle all customer service functions, including processing billings, collecting on accounts, responding to customer inquiries, and maintaining data systems. We are also responsible for all advertising and marketing related to our credit card customers. Kohl's and Capital One share in the net risk-adjusted revenue of the portfolio as defined by the sum of finance charges, late fees and other revenue less write-offs of uncollectible accounts. Unlike the previous program agreement, we also share the costs of funding the outstanding receivables, so our profitability may be impacted by changes in interest rates.

Revenues from our credit card operations net of the expenses to provide the functions detailed above were approximately $181 million in 2010, $244 million in 2009 and $233 million in 2008. The decrease in 2010 compared to 2009 reflects lower late fees due to regulatory changes, partially offset by higher finance charges due to receivable growth and higher receivable write-offs due to higher delinquency rates. The increase in 2009 compared to 2008 reflects higher late fee and finance charges due to receivable growth, partially offset by higher receivable write-offs due to higher delinquency rates.

Note 6. Income Taxes. page F-17

7. Please disclose where your deferred tax assets and liabilities are presented in your balance sheet.

Response

Deferred tax liabilities and assets are classified in the Company's balance sheet as current or noncurrent based on the classification of the related asset or liability for financial reporting in accordance with ASC 740-10-45-4. As of year-end 2010, the Company reported Current Deferred Tax Assets of $77 million and Long-term Deferred Tax Liabilities of $418 million on the face of its balance sheet. The $341 million net deferred tax liability reported on the Company's balance sheet agrees to the amount reported in Note 6.

Form 10-Q for the Period Ended April 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations. Page 12

8. We note your disclosure at the top of page 13 concerning the transfer of your credit card accounts and the related outstanding balances from Chase to Capital One. Please tell us, and consider clarifying to your readers, whether the terms of your agreement with Capital One differ from the terms of your agreement with Chase such that this transfer would be expected to result in changes to your financial condition, results of operations, or liquidity.

Response

Under both the previous program agreement with JPMorgan Chase and the existing agreement with Capital One, Kohl's handles all customer service functions (as defined in Item 6 above) and is responsible for all advertising and marketing related to the credit card customers and the majority of the associated expenses. Risk-management decisions are jointly managed.

Under both programs, the Company receives a fixed percentage of the risk-adjusted revenue of the credit card portfolio. Risk-adjusted revenues are generally defined as finance charge, late fees and other revenues, less write-offs of uncollectible accounts. As disclosed on page 13 of our Quarterly Report on Form 10-Q for the period ended April 30, 2011, under the Capital One agreement, Kohl's also shares in changes in funding costs related to interest rate fluctuations.

Because the Company shares funding costs, its share of risk-adjusted revenues is higher under the Capital One agreement than it was under the JPMorgan Chase agreement. In today's interest-rate environment, the Capital One agreement is more profitable than the previous Chase agreement. The Company currently believes that in a slowly increasing interest-rate environment, increases in funding costs will be largely offset by increases in finance charge revenue. In a rapidly increasing interest rate environment, the Company may be less capable of passing the increases to its card holders, so profitably of the program may be adversely impacted.

In future filings, the Company will expand its disclosure in Results of Operations as noted in its response to Item 6 to include a brief description of its functions under the program agreement with Capital One and include more detailed explanations of the underlying reasons for material changes in the Company's results of operations relating to the program.

In connection with our responses presented herein, Kohl's acknowledges that:

  Kohl's is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  Kohl's may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions regarding our responses included herein, please do not hesitate to contact me directly at (262) 703-1893 or via facsimile at (262) 703-6143.

Sincerely,

/s/ Wes McDonald .

Wes McDonald

Chief Financial Officer